

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 26, 2008

By U.S. Mail and Facsimile to (651) 293-2573

Douglas M. Baker, Jr.
Chairman of the Board, President and Chief Executive Officer
Ecolab Inc.
370 Wabasha Street North
St. Paul, Minnesota 55102

Re: Ecolab Inc.
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Proxy Statement on Schedule 14A
        Filed on March 19, 2008
        File No. 1-09328

Dear Mr. Baker:

        We have reviewed your filing and have the following comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion & Analysis, page 25

1.   In future filings, please disclose the companies, including companies included in surveys, you use to benchmark your compensation against the compensation of other companies. To the extent that the identities of these companies are not known to you, please disclose that fact and describe the key demographic data for the companies included in the

surveys. Refer to Item 402(b)(2)(xiv) of Regulation S-K. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most recently-ended fiscal year. This disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall for each named executive officer within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

2.   In future filings, please disclose all specific annual cash incentive targets for each named executive officer, as these targets appear to have been material in your determination of the amount of the awards.

Closing Comments

Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested within 10 business days or tell us when you will respond. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Douglas M. Baker, Jr.
Ecolab Inc.
November 26, 2008
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345, or me at (202) 551-3771.

Sincerely,

Pamela Long
Assistant Director

cc: Sarah Erickson (v*ia facsimile 651/ 293-2573)*
    Associate General Counsel
    Ecolab Inc.